EXHIBIT 99.2

SECOND QUARTER 2016 FINANCIAL RESULTS

General

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company's K-12 flagship product, is a cloud-based, patent-pending, adaptive learning and assessment platform that can intelligently analyze and adapt to a student's performance and personalizes the delivery of proprietary educational items in accordance with the student's learning needs. UMFun's off-school version is made available to Chinese K-12 students through China Mobile, the world's largest mobile service provider by network scale and subscriber base, serving over 829,000,000 customers.

UMFun is currently available to China Mobile's subscription-based "AND! Education" platform in the Ningxia, Shanxi, Guangxi, Guizhou and Guangdong provinces, servicing over 16,600,000 paid subscribers. Established in 2003, China Mobile's "AND! Education" K-12 subscription-based communication plat-form is the largest of its' kind in the world, used primarily by teachers, students, parents and schools through the provinces that China Mobile services.

The kindergarten-to-grade-12 (K-12) educational system in China is the largest in the world, comprising approximately 200 million students. Our objective is to become the leading kindergarten to grade 12 education services platform, content provider and social networking system in China's education sector. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, one of the most robust and comprehensive item banks available, is a repository of high-quality, standards-based item designed for us on district and classroom formative assessments to monitor and track student progress toward mastering standards. Using our item bank educators can:

•	Evaluate student skills for placement early in the year
•	Measure student progress toward provincial standards
•	Provide targeted testing to identify students having difficulty with specific concepts
•	Give students valuable test experience in preparation for provincial and national tests
•	Assess student readiness for end-of-course or national tests

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Our formative item bank consists of nearly 1,000,000 high-quality multiple choice and constructed response items aligned to provincial standards. The items in the bank cover the core subject areas of Chinese Language Arts, English Language and Mathematics.

Overview of Results of Operations

Three Months Ended	Mar 31 2016 $	Dec 31 2015 $	Sep 30 2015 $	Jun 30 2015 $	Mar 31 2015 $	Dec 31 2014 $	Sep 30 2014 $	Jun 30 2014 $
Net Sales	0	0	0	0	0	0	0	0
Net Income (Loss)	(396,142)	(245,220)	(389,011)	(474,750)	(296,594)	(212,937)	(369,110)	(2,933,595)
Net Income (Loss) per Share	(0.0044)	(0.0028)	(0.0043)	(0.0054)	(0.0033)	(0.0024)	(0.0041)	(0.0329)

Revenues

Total revenues for the three-month period ended March 31, 2016 were $0 as compared to $0 generated for the same period a year ago.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters. General and Administrative expenses were $288,999 for the three months ended March 31, 2016 as compared to $165,536 incurred for the same period a year ago, an increase of $123,463.

Net Gain/(Loss) from Operations

The Company incurred a net loss of $395,620 for the three-month period ended March 31, 2016 as compared to a net loss of $300,500 incurred for the same period a year ago.

Interest Expense

Interest expense for the three-month period ended March 31, 2016 was $32,548 as compared to interest expense of $28,202 generated during the same period a year ago.

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Liquidity and capital resources

As at March 31, 2016 the Company had a working capital deficiency of $978,583 as compared to a working capital deficiency of $363,535 as at March 31, 2015.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform; and

2.	expansion into the English language training & test prep business.

The inability to raise capital would have a material adverse effect on the Company.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Internal Control Over Financial Reporting

During the three-month period ended March 31, 2016, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on Internal Controls

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal Proceedings

The Company may become involved in certain legal proceedings and claims which arise in the normal course of business. The Company is not aware of any outstanding or pending litigation.

Risk Factors

There have not been any material changes in the risk factors from those previously disclosed in our Annual Report on Form 20-F for the year ended September 30, 2015.

Unregistered Sales of Equity Securities and Use of Proceeds

None

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